Buenaventura Mining Company Inc.

Carlos Villaran 790

Santa Catalina, Lima 13, Peru

April 24, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins

RE : Buenaventura Mining Company Inc.’s Form 20-F for the year ended
December 31, 2013, File No. 001-14370

Dear Ms. Jenkins:

Reference is made to (i) the letter dated April 16, 2015 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Buenaventura Mining Company Inc. (the “Company”) containing the Staff’s comments concerning the Company’s Form 20-F for the year ended December 31, 2013 (the “Comment Letter”) and (ii) the letter dated April 24, 2015 from Milbank, Tweed, Hadley & McCloy LLP, the Company’s U.S. legal counsel, to the Commission containing the Company’s responses to the Staff’s comments (the “Response Letter”).

In connection with the submission of the Response Letter, the Company acknowledges that in responding to the Staff’s comments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Buenaventura Mining Company Inc.

By:	/s/ Carlos Gálvez
Name:	Carlos Gálvez
Title:	Vice President and Chief Financial Officer